================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                   SCHEDULE TO
                                 SCHEDULE 13E-3
                                 SCHEDULE 13D/A

                                (Amendment No. 2)

                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                        --------------------------------

                         DELCO REMY INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                          COURT SQUARE CAPITAL LIMITED
                               DRI ACQUISITION LLC
              (Names of Filing Persons for Schedule TO (Offerors),
                       Schedule 13E-3 and Schedule 13D/A)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   246626-10-5
                      (CUSIP Number of Class of Securities)

                               Michael A. Delaney
                                    President
                               DRI Acquisition LLC
                               1209 Orange Street
                              Wilmington, DE 19801
                                 (212) 559-1127

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                                Craig L. Godshall
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                        --------------------------------

Check the appropriate boxes below to designate any transactions to which the statement relates:


[X]      third-party tender offer subject to Rule 14d-1.

[_]      issuer tender offer subject to Rule 13e-4.

[X]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results
of the tender offer:                                                      [_]

===============================================================================

                                 SCHEDULE 13D
CUSIP NO.   246626-10-5                                          Page 2 of 7

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DRI Acquisition LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.   246626-10-5                                        Page 3 of 7

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Court Square Capital Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (a) [_]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,160,038*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,160,038*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,160,038*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      45%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

* Includes 3,025,391 shares of Class A Common Stock sold by an affiliate of Masco Tech, Inc. to Court Square Capital Limited ("Court Square") pursuant to a Stock Purchase Agreement, dated as of August 1, 2000, as amended, between Masco Tech, Inc. and Citicorp Venture Capital, Ltd. ("CVC") and 3,607,343
     shares of Class A Common Stock sold by CVC to Court Square pursuant to a Stock Purchase Agreement, dated as of November 28, 2000, by and between CVC and Court Square. Includes 1,527,304 shares of Class A Common Stock held by affiliates of Court Square for which shares Court Square disclaims beneficial ownership. Excludes 6,278,055 shares of Class B Common Stock, all or a portion of which may be converted into Class A Common Stock and 1,680,038 shares of Class A Common Stock which may be acquired upon exercise of a warrant held by an affiliate of CVC.

================================================================================


     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 11, 2001 (collectively, as previously amended, the "Schedule TO"), relating to the offer by DRI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and a subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Delco Remy International, Inc., a Delaware corporation (the "Company"), not currently owned by Court Square at a price of $8.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 11, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal," together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer").

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.


ITEMS 1 AND 4.

     Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     On February 5, 2001, the Purchaser extended the Offer until 12:00 midnight, New York City time, on Thursday, February 15, 2001. The full text of the press release issued by the Purchaser on February 5, 2001, announcing the extension of the Offer is filed as Exhibit (a)(5)(E) hereto.


ITEM 11.    ADDITIONAL INFORMATION.

     The full text of the press release issued by the Purchaser on February 5, 2001, announcing the extension of the Offer is attached as Exhibit (a)(5)(E) hereto.

     Based upon a report from the Depositary, as of 5:00 p.m. on February 2, 2001, the total number of Shares deposited and not withdrawn was 53,476.


ITEM 12.    EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(5)(E) Press release issued by DRI Acquisition LLC, dated February 5, 2001, announcing the extension of the Offer.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 5, 2001 that the information set forth in this statement is true, complete and correct.

                         SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D


                             DRI ACQUISITION LLC

                             By:  COURT SQUARE CAPITAL LIMITED,
                                  its sole member


                                  By: /s/ Michael A. Delaney
                                     -----------------------------------
                                     Name:  Michael A. Delaney
                                     Title: Vice President and Managing Director


                             COURT SQUARE CAPITAL LIMITED


                             By: /s/ Michael A. Delaney
                                -----------------------------------
                                Name:   Michael A. Delaney
                                Title:  Vice President and Managing Director

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

(a)(1)(A)+                 Offer to Purchase, dated January 11, 2001.
(a)(1)(B)+                 Letter of Transmittal.
(a)(1)(C)+                 Notice of Guaranteed Delivery.
(a)(1)(D)+                 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
                           Nominees.
(a)(1)(E)+                 Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                           Trust Companies and other Nominees.
(a)(1)(F)+                 Guidelines for Certification of Taxpayer Identification Number on Substitute
                           Form W-9.
(a)(1)(G)+                 Press release issued by DRI Acquisition LLC, dated January 11, 2001, announcing the commencement of the Offer.
(a)(1)(H)+                 Summary Advertisement published January 11, 2001.
(a)(5)(A)+                 Complaint of Perry Fuller against Harold K. Sperlich, Thomas J. Snyder, E.H.
                           Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert
                           J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(B)+                 Complaint of Henry Rose against Harold K. Sperlich, Thomas J. Snyder, E.H.
                           Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity, Robert
                           J. Schultz, Court Square Capital Limited and Delco Remy International, Inc.
(a)(5)(C)+                 Complaint of DPM Limited Partnership against Harold K. Sperlich, Thomas J.
                           Snyder, E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R.
                           Gerrity, Robert J. Schultz, Court Square Capital Limited and Delco Remy
                           International, Inc.
(a)(5)(D)+                 Complaint of Jeffrey Berger against Harold K. Sperlich, Thomas J. Snyder,
                           E.H. Billig, Richard M. Cashin, Jr., Michael A. Delaney, James R. Gerrity,
                           Robert J. Schultz, Court Square Capital Limited and Delco Remy International,
                           Inc.
(a)(5)(E)                  Press release issued by DRI Acquisition LLC, dated February 5, 2001, announcing the extension of the Offer.
(b)                        Not applicable.
(c)                        Not applicable.
(d)(1)                     Second Amended and Restated Securities Purchase and Holders Agreement, dated
                           March 1, 1998, by and among Delco Remy International, Inc., Citicorp Venture
                           Capital, Ltd., MASG Disposition, and the other individuals named therein
                           (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on
                           Form 10-K dated October 29, 1998, File No. 001-13683).
(d)(2)                     Registration Rights Agreement, dated July 29, 1994, by and among Delco Remy
                           International, Inc., Citicorp Venture Capital, Ltd., World Equity Partners,
                           L.P., Mascotech Automotive Systems Group, Inc. and the other individuals names therein (incorporated by reference to Exhibit 10.9 of the Company's
                           Registration Statement dated October 10, 1997, Registration No. 333-37675).
(d)(3)+                    Registration Rights Agreement dated March 10, 2000 among Delco Remy
                           International, Inc. and the individuals named therein.
(e)                        Not applicable.
(f)+                       Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed as Exhibit (a)(1)(A)).
(g)                        Not applicable.
(h)                        Not applicable.

---------------------

+    Previously Filed.